================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    X ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE PERIOD ENDED DECEMBER 31, 2003

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to


                        COMMISSION FILE NUMBER 001-14141


                            AVIATION COMMUNICATIONS &
                        SURVEILLANCE SYSTEMS 401(K) PLAN


              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)



                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                          Index to Financial Statements

                                                                           Pages
                                                                           -----
Report of Independent Registered Public Accounting Firm                        2

Financial Statements:
    Statements of Net Assets Available for Benefits
    at December 31, 2003 and 2002                                            3-4

    Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2003                                       5

Notes to Financial Statements                                               6-12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Aviation Communications & Surveillance Systems 401(K) Plan:

We have audited the accompanying statements of net assets available for benefits of the Aviation Communications & Surveillance Systems 401(K) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2004

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003
                                 (IN THOUSANDS)

                                                                      Non-
                                             Participant          Participant
                                              Directed              Directed                   Total
                                            --------------        --------------           --------------
Assets:

  Investment in Master Trust                       $3,436                $1,255                   $4,691
                                            --------------        --------------           --------------
Net assets available for benefits                  $3,436                $1,255                   $4,691
                                            ==============        ==============           ==============






                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002
                                 (IN THOUSANDS)

                                                                      Non-
                                             Participant          Participant
                                              Directed              Directed                   Total
                                            --------------        --------------           --------------
Assets:

  Investment in Master Trust                     $1,481                  $869                    $2,350

  Contributions receivable:
      Participants                                   22                     -                        22
      Company                                         -                    17                        17
                                          --------------        --------------            --------------
Net assets available for benefits                $1,503                  $886                    $2,389
                                          ==============        ==============            ==============








                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                 (IN THOUSANDS)


                                                                          Non-
                                                 Participant          Participant
                                                  Directed              Directed                   Total
                                                --------------        --------------           --------------
Additions:

  Contributions:
      Participant                                    $983                  $ --                     $983
      Company                                          --                   590                      590
      Rollover                                        249                    --                      249

  Investment income:
    Net appreciation in the fair value
       of investment in Master Trust                  389                   173                      562
    Interest and dividend income                       46                    --                       46
    Interest (participant loans)                        5                    --                        5

  Transfers from non-participant directed
     funds to participant directed funds              350                  (350)                      --
                                                 ----------             --------             -----------
      Total additions                               2,022                   413                    2,435
                                                 ----------             --------             -----------

Deductions:

  Benefit payments and other deductions                89                    44                     133
                                                 ----------             --------         --------------

Net increase                                        1,933                   369                   2,302

Net assets available for benefits,
   beginning of period                              1,503                   886                   2,389
                                                 ----------             --------         --------------

Net assets available for benefits,
    end of period                                  $3,436                $1,255                  $4,691
                                                 ==========             ========         ==============

                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

     1.  PLAN DESCRIPTION

     General

     The Aviation Communications & Surveillance Systems 401(k) Plan (the "Plan") was established effective June 1, 2001. Aviation Communications & Surveillance Systems, LLC (the "Company") maintains the Plan for its eligible employees. Employees of the Company who were participants in the L-3 Communications Master Savings Plan (the "Prior Plan") became participants in the Plan on June 1, 2001. The following description of the Plan provides only general information. Complete descriptions of the Plan, including eligibility requirements and vesting provisions, are contained in the Plan documents.

     The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as Trustee.

     Contributions

     Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 18% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code ("IRC") of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2003 to $12,000 for participants under 50 years of age and $14,000 for participants 50 years of age and over. Participants are 100% vested in their contributions and earnings thereon.

     The Company matches 50% of participants' contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants' contributions, up to 8% of compensation after five years of service. Company contributions are made in shares of L-3 Communications Holdings, Inc. common stock. Contributions are subject to IRC limitations.

     Vesting

     On June 1, 2001, participants of the Plan who were participants in the Prior Plan on May 31, 2001 became fully vested in Company contributions and earnings thereof in the Prior Plan. The table below presents the normal vesting schedule for Plan participants. Participants will also become fully vested in Company contributions of the Plan upon 1) disability, 2) death or
     3) the participants 65th birthday if the participant is actively employed by the Company.

     Completed Years of Service                      Vested Percentage
     --------------------------                      -----------------
            Less than 1                                     0%
                      1                                    20%
                      2                                    40%
                      3                                    60%
                      4                                    80%
              5 or more                                   100%

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Participant account balances from the Prior Plan may not be transferred into the Plan without the approval of the Benefit Plan Committee and such account balances are excluded from the Plan's statement of net assets available for benefits at December 31, 2003 and 2002.

     Master Trust Investment Options

     All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee contributions in the L-3 Stock Fund, as well as other investment options that are described below.

     L-3 Stock Fund - This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. This fund represented 42.9% and 45.2% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Freedom Funds - These funds invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

         Fidelity Freedom 2000 Fund - This fund invests approximately 23% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds and 38% in Fidelity money market funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

         Fidelity Freedom 2010 Fund - This fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market funds and is targeted to investors who expect to retire around the year 2010. This fund represented 1.4% and 1.5% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

         Fidelity Freedom 2020 Fund - This fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented 4.8% and 4.0% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

         Fidelity Freedom 2030 Fund - This fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented 3.0% and 3.3% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented 3.9% and 2.8% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

     Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 5.1% and 4.8% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 8.3% and 7.7% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Managed Income Portfolio II - Funds are invested in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 12.0% and 14.9% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity OTC Portfolio - This fund invests at least 80% of its assets in securities traded on NASDAQ or other over-the-counter (OTC) markets that primarily trade in small and medium-sized companies. This fund invests more than 25% of its assets in the technology sector. This fund represented 1.1% and less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     INVESCO Dynamics Fund - Funds are invested in common stocks of rapidly growing mid-sized domestic companies. Mid-sized companies are defined as those companies that have a market capitalization of between $2.5 billion and $15.0 billion. This fund represented 2.7% and 2.9% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Invesco Small Company Growth Fund - This fund invests in equities of companies with market capitalizations of less than $2.5 billion. This fund focuses on companies with accelerating earnings attributable to rapid sales growth. This fund represented less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

     Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented 3.3% and 2.9% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Spartan U.S. Equity Index Fund - This fund invests at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 3.8% and 3.9% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     T. Rowe Price Small-Cap Stock Fund - This fund invests at least 80% of its assets in equities of small companies. A small company is defined as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 3.0% and 2.1% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment in Master Trust

     Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan and the SPD Technologies Defined Contribution Retirement Plan, collectively referred to as the Participating Plans. During the year ended December 31, 2003, the SPD Technologies Defined Contribution Retirement Plan was merged into the L-3 Communications Master Savings Plan.

     The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 1 for a description of the fund options.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

     Valuation of Investments

     The investment in the Master Trust is stated at fair value.

     The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings' common stock. Shares of L-3 Holdings' common stock are valued at the last reported quoted market price of a share on the last business day of the year.

     Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost, which approximates fair value.

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Transactions and Investment Income

     Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

     Net appreciation in the fair value of the Plan's investment, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

     Forfeitures

     Non-vested Company contributions are forfeited upon termination and used to pay plan expenses and to reduce future Company contributions. Forfeitures available were approximately $8,000 and $5,000 at December 31, 2003 and 2002, respectively.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

     Benefit Payments

     Benefit payments are recorded when paid.

     Plan Expenses

     The Company pays all administrative expenses of the Plan including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

     Risks and Uncertainties

     The Plan provides for investment options in various mutual funds and the L-3 Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

3.  MASTER TRUST

    The fair value of the investments of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2003 and 2002 are presented in the table below. The Plan's percentage interest in the Master Trust was less than one percent at December 31, 2003 and 2002.

                                                               Master Trust                     Plan's Portion
                                                      -------------------------------- ----------------------------------
    Fund                                                    2003             2002             2003              2002
    ------------------------------------------------    --------------    ------------    --------------    -------------
                                                                                 (in thousands)
    L-3 Stock Fund                                          $ 163,886        $111,997          $  2,013         $  1,063
    Fidelity Freedom 2000 Fund                                  7,340           5,051                34               18
    Fidelity Freedom 2010 Fund                                 57,360          46,689                64               36
    Fidelity Freedom 2020 Fund                                 26,681          15,253               225               94
    Fidelity Freedom 2030 Fund                                 11,882           7,098               141               78
    Fidelity Freedom 2040 Fund                                  1,608              97                 -                -
    Fidelity Ginnie Mae Fund                                   45,371          44,804               184               65
    Fidelity Growth & Income Portfolio                         96,541          76,540               239              112
    Fidelity Magellan Fund                                    146,006         108,998               387              180
    Fidelity Managed Income Portfolio II                      204,132         175,271               564              349
    Fidelity OTC Portfolio                                     12,876           6,497                52               18
    INVESCO Dynamics Fund                                      39,261          22,612               128               67
    INVESCO Small Company Growth Fund                           7,921           3,366                33               10
    Janus Overseas Fund                                        37,591          25,663               154               69
    Loral Space Stock Fund                                          -              66                 -                -
    Spartan U.S. Equity Index Fund                             45,038          28,249               179               92
    T. Rowe Price Small-Cap Stock Fund                         33,525          18,811               139               49
    Participant Loans (5.0% to 7.0%)                           23,431          21,947               155               50
                                                        --------------    ------------    --------------    -------------
                                                            $ 960,450        $719,009          $  4,691         $  2,350
                                                        ==============    ============    ==============    =============

     The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2003 is presented in the table below.

                                                                  Master Trust          Plan's Portion
                                                                 --------------        ----------------
                                                                            (in thousands)
     Net appreciation in fair value of investment:
        Registered investment companies                             $     94,909             $ 291
        L-3 Stock Fund                                                    21,361               271
                                                                    --------------     ------------
                                                                         116,270               562
     Interest and dividend income                                         16,168                46
                                                                   --------------      ------------
     Net increase in fair value                                     $    132,438             $ 608
                                                                   ==============      ============

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


     4.  BENEFIT PAYMENTS

     Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants' option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

     Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.


     5.  LOANS

     The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years or 30 years if used to purchase a principal residence.

     Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant's vested account balance.


     6.  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.


     7.  RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company for record keeping services were $4,250 for the year ended December 31, 2003.


     8.  TERMINATION PRIORITIES

     Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Aviation Communications & Surveillance Systems 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                               Aviation Communications & Surveillance Systems 401(k) Plan
                               Registrant

Date: June 28, 2004


                               /s/  Michael T.  Strianese
                               -------------------------------------
                               Name:  Michael T. Strianese
                               Title: Senior Vice President, Finance
                               of L-3 Communications Holdings, Inc.
                               (Principal Accounting Officer)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-59281, 333-64389, 333-78317, 333-64300 and 333-103752)
and on Form S-3 (File Nos. 333-75558, 333-84826 and 333-99693) of L-3
Communications Holdings, Inc. of our report dated June 28, 2004 on our audit of the financial statements of the Aviation Communications & Surveillance Systems 401(k) Plan, included in this Form 11-K.


/s/ PricewaterhouseCoopers LLP

New York, NY
June 28, 2004